EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE
FOR IMMEDIATE RELEASE
NOVEMBER 3, 2003
--------------------------------------------------------------------------------

ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE NOVEMBER 2003 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, NOVEMBER 3, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.45774 to 1.47367. Such increase will be effective on November 17, 2003.

The following are the details on the calculation of the Exchange Ratio:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    EXCHANGE
                            OPENING      ARC ENERGY      10 DAY WEIGHTED     INCREASE IN    EFFECTIVE DATE OF THE   RATIO AS
   RECORD DATE OF ARC       EXCHANGE        TRUST        AVERAGE TRADING      EXCHANGE      INCREASE IN EXCHANGE        OF
ENERGY TRUST DISTRIBUTION    RATIO      DISTRIBUTION     PRICE OF AET.UN      RATIO **              RATIO           EFFECTIVE
                                          PER UNIT      (PRIOR TO THE END                                              DATE
                                                          OF THE MONTH)
-------------------------------------------------------------------------------------------------------------------------------
    October 31, 2003        1.45774         $0.15            13.7274           .01593        November 17, 2003      1.47367

-------------------------------------------------------------------------------------------------------------------------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
         Telephone: (403) 503-8600                  Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9